[LETTERHEAD]

December 22, 2010

VIA EDGAR CORRESPONDENCE

Houghton R. Hallock, Jr.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

Transamerica TS&W International Equity

Registration Statement on Form N-1A (File Nos. 033-02659; 811-04556)

Registration Statement on Form N-14 (File No. 333-170637)

Dear Mr. Hallock:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registrant’s filing under Rule 485(a)(2) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number:   0000930413-10-005094) on October 15, 2010, and to the Registrant’s Registration Statement on Form N-14 as filed on November 16, 2010 (Accession Number:   0000930413-10-005678). With respect to each of these filings, the Staff’s comments were provided via telephone to the Registrant on December 14, 2010. As requested by the Staff, this response letter will address the comments to both filings.

Set forth below are the SEC staff’s comments and the Registrant’s responses.

Transamerica TS&W International Equity - Registration Statement on Form N-14:

1.	Comment: Pro Forma Information in the Fee Table: Please explain why “Other Expenses” are so greatly reduced after the reorganization.

Response:    With the combined assets in a larger complex, economies of scale decrease operating expenses. In addition, the Registrant’s fees paid to its service providers are lower than those of TS&W International Equity Portfolio (the “Acquired Fund”).

2.	Comment: Expenses: Based on the answer to Comment #1, please explain if this is part of the rationale for the reorganization; also provide the basis for the reduction in expenses.

Response:    The reorganization is a joint management decision approved by the Boards of both funds to allow for a better distribution channel for the Acquired Fund. Because the Acquired Fund will become part of a larger fund complex, the fund’s operating expenses are expected to be lower.

3.	Comment: Accounting Survivor: Please note in the N-14 that the Acquired Fund will be the accounting survivor.

Response:    Comment accepted. The Prospectus/Proxy Statement has been revised accordingly.

4.	Comment: Taxes: Please add disclosure to the N-14 to clarify tax consequences relating to capital loss carryforwards, and any impact of IRS limitations that may be imposed after the reorganization.

Response:    Comment accepted. The Prospectus/Proxy Statement has been revised accordingly.

5.

Comment:    General:   Please provide disclosure to the comparison of the investment objectives, strategies and risks of the Registrant and the Acquired Fund that explains that the two funds are substantially the same, but the presentation of these disclosures differs as a result of different internal formatting of the Registrant’s and the Acquired Fund’s disclosure documents.

Response:    The Registrant believes the disclosure adequately explains that the funds are substantially the same. Accordingly, no change has been made to the Prospectus/Proxy Statement.

Transamerica TS&W International Equity - Registration Statement on Form N-1A:

Retail Prospectus (and Class I2 Prospectus as applicable):

1.	Comment: Please confirm that the FDIC legend on the cover page of the prospectus is necessary.

Response:    The Registrant confirms that the legend is accurate and will remain on the cover to remain consistent with other Transamerica Funds prospectuses.

2.	Comment: Please revise the investment objective to delete “by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers”.

Response:    The investment objective is that of the Acquired Fund. The Registrant believes it is clearer for shareholders to move from one fund to another with no change in investment objective, particularly because the Registrant will be managed with objectives and strategies that are identical to the Acquired Fund. Accordingly, no change has been made to the Prospectus at this time.

3.	Comment: Please cross-reference the page number of the Statement of Additional Information that discusses “Waivers and/or Reductions of Charges.”

Response:    The Registrant wishes to keep the disclosure consistent with the prospectuses of other Transamerica funds. The Registrant will consider making revisions consistent with the staff’s comment during the course of the funds’ next ordinary annual update.

4.	Comment: Please consider adding disclosure in Footnote B of the Fee Table to clarify that the expense cap is the same for all classes.

Response:    The Registrant believes the disclosure relating to the expense cap is sufficient. Accordingly, no change has been made to the Prospectus at this time.

5.	Comment: Please define “predecessor fund” in the section entitled “Portfolio Turnover.”

Response: Comment accepted. The Prospectus has been revised accordingly.

6.

Comment:    Please add “plus borrowings for investment purposes” to the disclosure in the first sentence of the “Principal Investment Strategies” summary section clarifying the Registrant’s 80% restriction.

Response:     The Registrant believes the disclosure is sufficient. In addition, the investment strategies are those of the Acquired Fund; thus, the Registrant believes it is clearer for shareholders to move from one fund to another with no change in investment strategies disclosure. Accordingly, no change has been made to the Prospectus at this time.

7.

Comment:    Please clarify that “equity securities” include common stock. Revise the first sentence in the second paragraph to say the fund will invest primarily in “common stocks” instead of “equity securities.

Response:    Comment accepted. The Prospectus has been revised accordingly.

8.	Comment: Please revise the third paragraph to include information from Item 9 disclosure which more clearly details the sub-adviser’s strategy.

Response:    The Registrant believes the disclosure is sufficient. In addition, the investment strategies are those of the Acquired Fund; thus, the Registrant believes it is clearer for shareholders to move from one fund to another with no change in investment strategies disclosure. Accordingly, no change has been made to the Prospectus at this time.

9.

Comment:    Please revise the “Principal Risks” sections in Item 4 and Item 9 to more closely correspond with the more specific strategies of the fund. Also, conform each risk to specifically address the fund instead of “certain” funds.

Response:   Comment accepted. The Prospectus has been revised accordingly.

10.	Comment: Please confirm that performance information will be that of the Acquired Fund.

Response:    The Registrant so confirms.

Class I2 Prospectus (specifically):

11.	Comment: Please remove “There are no sales charges (load) or other transaction fees” from the section entitled “Fees and Expenses.”

Response:       The Registrant wishes to keep the disclosure consistent with the prospectuses of other Transamerica funds. Accordingly, no change has been made to the Prospectus at this time.

12.	Comment: Please verify whether Footnote B of the Fee Table relating to the restatement of expenses applies.

Response:   The Registrant has removed Footnote B.

13.	Comment: Please verify the date in Footnote 2 of the Performance Table. Also, please remove the “Note” following the Performance Table.

Response:   Comments accepted. The Prospectus has been revised accordingly.

Please note that all changes to the Prospectuses of Transamerica TS&W International Equity will be made to the corresponding Prospectus/Proxy Statement as applicable.

Statement of Additional Information (“SAI”):

14.	Comment: In the section entitled “Board Members and Officers,” please add “During the Past 5 Years” to the column describing “Other Directorships” if applicable.

Response:        The Registrant believes the disclosure is sufficient. Accordingly, no change has been made to the SAI at this time.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;
•

the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Any comments or questions on this filing should be directed to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan

Timothy J. Bresnahan